Exhibit 4(vi)

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and Second Amended and Restated Bylaws (“Bylaws”) and (ii) certain applicable provisions of Nevada law. We refer you to our Articles of Incorporation and Bylaws, copies of which will be filed as exhibits to this annual report.

Authorized Capitalization

The Company is authorized to issue 50,000,000 shares of capital stock, consisting of 45,000,000 shares of common stock, par value of US$0.001 per share, and 5,000,000 shares of blank check preferred stock, par value of US$0.001 per share.

On September 9, 2024, we effected a (i) 1.55-for-1 forward stock split of our common stock, and (ii) 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock.

Common Stock

Each share of common stock entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought. The holders of our common stock possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing at least majority our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Preferred Stock

Our board of directors may authorize preferred shares of stock and to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1.	The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2.	The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3.	Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4.	Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5.	Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6.	Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7.	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

8.	Any other relative rights, preferences and limitations of that series.

On April 25, 2024, the Company filed a Certificate of Designation to our Articles of Incorporation with the Secretary of State of the State of Nevada designating 30,000 shares of Series A Super Voting Preferred Stock out of the 5,000,000 shares of authorized blank check preferred stock. On September 9, 2024, the Company filed an Amended and Restated Articles of Incorporation to effect (i) a 1.55-for-1 forward stock split of our common stock and 4.5-for-1 forward stock split of our Series A Super-Voting Preferred Stock, and (ii) to increase the designated number of Series A Super Voting Preferred Stock from 30,000 shares to 135,000 shares.

Series A Super Voting Preferred Stock

We have one designated class of preferred stock known as Series A Super Voting Preferred Stock. Each share of Series A Super Voting Preferred Stock entitles the holder to one thousand (1,000) votes, in person or proxy, on any matter on which action of the stockholders of the corporation is sought. The Series A Super Voting Preferred Stock will vote together with the common stock. The holders of Series A Super Voting Preferred Stock shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference. The Series A Preferred Stock shall not be subject to conversion into common stock or other equity authorized to be issued by the Company. The Series A Super Voting Preferred is redeemable at the election of the holder at a redemption price of $0.001 per share.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Anti-Takeover Effects

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws, along with our status as a “controlled company,” could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 5,000,000 shares of preferred stock of which 135,000 shares has been designated as Series A Super Voting Preferred Stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Board Action Without Meeting

Our bylaws provide that the board may take action without a meeting if all the members of the board consent to the action in writing. Board action through consent allows the board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws and articles of incorporation do not provide the right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the board of directors.

Stockholder Proposals

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Articles of Incorporation and Bylaws

Our articles of incorporation give both the directors and the stockholders the power to adopt, alter or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any bylaw that has been adopted, amended, or repealed by the stockholders may be amended or repealed by the board, except that the board shall have no power to change the quorum for meetings of stockholders or of the board or to change any provisions of the bylaws with respect to the removal of directors or the filling of vacancies in the board resulting from the removal by the stockholders. Any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, at a duly constituted meeting of stockholders called expressly for that purpose.

Controlled Company Status

We are a “controlled company” as defined in the Nasdaq Marketplace Rule 5615(c) because more than 50% of the combined voting power of all of our outstanding common stock is beneficially owned by Ms. Yin Yan. Our status as a controlled company may have an anti-takeover effect of delaying, deferring or preventing a change in control of the Company.

Anti-Takeover Effects of Nevada Law

The State of Nevada, where we are incorporated, has enacted statutes that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.

Business Combinations.    The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS generally prohibit a publicly traded Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors before such person became an interested stockholder or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% (for a combination within two years after becoming an interested stockholder) or a majority (for combinations between two and four years thereafter) of the outstanding voting power held by disinterested stockholders. Alternatively, a corporation may engage in a combination with an interested stockholder more than two years after becoming an interested stockholder if:

●	the consideration to be paid to the holders of the corporation’s stock, other than the interested stockholder, is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher; and

●	the interested stockholder has not become the owner of any additional voting shares since the date of becoming an interested stockholder except by certain permitted transactions.

A “combination” is generally defined to include (i) mergers or consolidations with the “interested stockholder” or an affiliate or associate of the interested stockholder, (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with the interested stockholder or an affiliate or associate of the interested stockholder: (a) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) representing more than 10% of the earning power or net income (determined on a consolidated basis) of the corporation, (iii) any issuance or transfer of securities to the interested stockholder or an affiliate or associate of the interested stockholder, in one transaction or a series of transactions, having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation (other than under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution made pro rata to all stockholders of the corporation), (iv) adoption of a plan or proposal for liquidation or dissolution of the corporation with the interested stockholder or an affiliate or associate of the interested stockholder and (v) certain other transactions having the effect of increasing the proportionate share of voting securities beneficially owned by the interested stockholder or an affiliate or associate of the interested stockholder.

In general, an “interested stockholder” means any person who (i) beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) is an affiliate or associate of the corporation that beneficially owned, within two years prior to the date in question, 10% or more of the voting power of the then-outstanding shares of the corporation.

Control Share Acquisitions.    The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. The control share statute prohibits an acquirer, under certain circumstances, from voting its “control shares” of an issuing corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the issuing corporation’s disinterested stockholders or unless the issuing corporation amends its articles of incorporation or bylaws within ten days of the acquisition to provide that the “control share” statute does not apply to the corporation or to the types of existing or future stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power of a corporation. Generally, once an acquirer crosses one of the foregoing thresholds, those shares acquired in an acquisition or offer to acquire in an acquisition and acquired within 90 days immediately preceding the date that the acquirer crosses one of the thresholds, become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. In addition, the corporation, if provided in its articles of incorporation or bylaws, may cause the redemption of all of the control shares at the average price paid for such shares if the stockholders do not accord the control shares full voting rights. If control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who did not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights. Our Bylaws exempts our common stock from the control share acquisition act.

Dissenters’ Rights of Appraisal and Payment

Under Nevada law, with certain exceptions, as long as shares of our common stock are traded on the Nasdaq Capital Market, holders of shares of our common stock will not have dissenters’ rights to payment of an appraised fair market value for such shares in connection with a plan of merger, conversion, or exchange unless such action requires holders of a class or series of shares to accept for such shares anything other than cash, certain publicly traded shares or securities of certain investment companies redeemable at the option of the holder. To the extent that dissenters’ rights may be available under Nevada law, stockholders who properly request and perfect such rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Nevada Court.

Stockholders’ Derivative Actions

Under Nevada law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action was a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Nevada Court.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Issuer Direct Corp. The transfer agent and registrar’s address is One Glenwood Ave, Suite 1001, Raleigh, NC 27603.

National Securities Exchange Listing

We have applied to list our shares of common stock on the Nasdaq Capital Market under the symbol “MWYN” upon our satisfaction of the Nasdaq Capital Market’s initial listing criteria, including completion of this offering.

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